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February 21, 2001                                              NYSE SYMBOL:  ITP
                                                             T.S.E. SYMBOL:  ITP



                          INTERTAPE POLYMER GROUP INC.
                           CLOSES LOUISIANA FACILITY
                            AND INCREASES PRODUCTION
                              AT MEXICAN OPERATION


Montreal, Quebec, Canada, February 21, 2001 - Intertape Polymer Group Inc. (NYSE and TSE: ITP) a leader in the packaging industry, announced today that it is closing its Flexible Intermediate Bulk Container (FIBC) manufacturing plant in Rayne, Louisiana. Following the previously announced acquisition by Intertape Woven Products S.A. de C.V. (IPG Mexico) of the Professional Management Group
(PMG) in Piedras Negras, the Company plans to accelerate the expansion of its Mexican operations; another step in IPG's long term strategy of migrating production of FIBCs to lower cost manufacturing.

Commenting on the announcement, Melbourne F. Yull, Chairman and Chief Executive Officer said, "As the second largest producer of FIBCs in North America, these operations continue to be an integral component of IPG's corporate growth strategy. We anticipate that this change will enhance our ability to compete in a product segment which IPG believes will grow during 2001."

Mr. Yull also stated, "As a vertically integrated manufacturer of FIBCs, the Company's fabric production, slit tape extrusion, beaming and weaving lines are also planned for installation in Mexico later this year. "IPG Mexico" is becoming a part of our overall low cost operation strategy."

Mr. Jim Bob Carpenter, President of IPG's Woven Products Group noted, "The expansion of capacity in Mexico also supports the growth anticipated from the recent introduction of two new FIBC products: NOVA-STAT(TM) a patent-pending static-dissipative FIBC and Pallet-Free(TM) a patent-pending FIBC featuring integrated fork-lift bottom channels. Both products provide IPG with access to new markets that require specialty high performance bags."

Mr. Carpenter added, "We will continue to operate FIBC and other corporate administrative functions in Rayne."

Intertape Polymer Group Inc. develops, manufactures and markets a wide variety of specialized polyolefin plastic and paper based packaging products and systems for industrial and retail use. The Company was founded in 1981 and is based in Montreal, Quebec and Sarasota, Florida with manufacturing facilities in twenty North American and European locations.